EXHIBIT 99.1

News Release

For Immediate Release	Date: October 7, 2025
25-24-TR

Teck Announces Completion of Comprehensive Operational Review and Updated Outlook

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today provided an update on the progress of the Quebrada Blanca (QB) Action Plan and provided an updated operational outlook following the completion of the Comprehensive Operations Review. In addition, Teck provided third quarter 2025 production and sales volumes and positive settlement pricing adjustments.

Our Comprehensive Operations Review, launched in August, focused on improving performance through a detailed QB Action Plan, identifying opportunities to enhance operating practices and setting out plans that are reasonable and achievable.

In parallel, through the third quarter, Teck completed a detailed assessment of all operating plans, with review and input from third-party technical experts, independent advisors, and oversight by the Safety, Operations and Projects Committee of our Board of Directors. This work focused on redefining ranges of outcomes for key inputs and value drivers and the reassessment and quantification of risks to establish production and cost ranges for each operation based on proven performance, as well as identifying improvement opportunities to preserve and enhance asset value. Specific to QB, updated production ranges capture impacts of the Tailings Management Facility (TMF) to date and the ongoing QB Action Plan, noted below. The completion of this detailed review has resulted in revisions to our previously disclosed annual production guidance for QB and Highland Valley Copper for 2025–2028, Red Dog for 2026–2028, and Trail for 2026. Further, as a result of changes to our production guidance, we have updated our previously disclosed 2025 annual net cash unit cost1 guidance for QB and our copper segment and provided 2026 annual net cash unit cost1 guidance for our copper and zinc segments. Further details on our updated guidance are outlined below.

Update on QB Action Plan

Production at QB continues to be constrained by the pace of development of the TMF, requiring downtime in the concentrator to manage the rate of tailings rise. Teck’s priority remains enabling safe, unconstrained production by raising the crest height of the dam. This is being delivered through construction of additional rock benches while continuing to progress efforts to improve sand drainage to support construction of the sand dam.

Ultimately, a sand wedge will be constructed using hydraulically placed sand, which will enable steady-state TMF operation. While sand currently being produced meets design specifications, slow drainage caused by the presence of ultra-fines has delayed progress in development of the sand wedge. As a result, the mechanical construction of rock benches continues to be required, which has led to additional downtime through 2025, particularly in Q3, and is expected to result in incremental downtime in 2026, as reflected in our updated 2026 annual production guidance for QB. It is currently expected that from 2027 onwards, the TMF development should no longer be a constraint on throughput levels that are able to be achieved.

Significant work has been undertaken through 2025 to improve sand drainage times with some improvement realized to date. Further progress is needed to reach design targets, and two key initiatives were advanced in Q3 2025:

•	Ultra-fines removal: Test work in collaboration with cyclone manufacturers and third-party experts has shown positive results in improving sand drainage through the removal of ultra-fines. As previously disclosed, we are modifying the cyclone facility this quarter to incorporate alternative technologies designed to remove ultra-fine material.
•	Refinement of sand placement techniques: Improvements to paddock design, and sand placement and drying, are also being implemented to enhance drainage efficiency.

To strengthen executive oversight of operational activities and drive operating performance across the business, the Senior Vice Presidents of Operations for Latin America and North America have been reporting directly to the President and CEO since the beginning of September.

Operational Performance and Outlook

Q3 2025 Production and Sales and 2025 Production Guidance

Performance across our operations in Q3 2025 was in line with our expectations in our previously disclosed annual 2025 guidance, with the exception of QB and HVC, as outlined below. Copper prices (LME) remain strong, averaging US$4.44 per pound in the third quarter and closing the quarter at US$4.67 per pound, contributing to $108 million of positive pricing adjustments in Q3 2025.

	Q3 2025		Previous Guidance	Revised Guidance
(Units in 000 tonnes)	Production	Sales	2025 Production	2025 Production
Copper
Quebrada Blanca	39.6	43.9	210 – 230	170 – 190
Highland Valley Copper	28.1	31.7	135 – 150	120 – 130
Antamina (22.5%)	23.5	22.9	80 – 90	80 – 90
Carmen de Andacollo	12.9	11.8	45 – 55	45 – 55
	104.1	110.3	470 – 525	415 – 465
Zinc
Red Dog	122.0	272.8	430 – 470	430 – 470
Antamina (22.5%)	28.5	32.9	95 – 105	95 – 105
	150.5	305.7	525 – 575	525 – 575
Refined zinc
Trail Operations	52.6	51.8	190 – 230	190 – 230

Quebrada Blanca

The ongoing TMF development work at QB, as well as the completion of the Comprehensive Operational Review have resulted in changes to our previously disclosed guidance. The primary driver of the changes is a slower ramp up as work focuses on ensuring that the TMF is set up to support optimal long-term performance from 2027 onwards. Lower recoveries are now also being assumed, consistent with recent performance.

We have previously demonstrated that the QB operation is capable of operating at design levels when TMF development is not a constraint on production. Despite the changes to guidance, the underlying potential of QB remains intact, and the design, construction and operational capability of the plant is robust. Further, the underlying synergies between QB and the adjacent Collahuasi operation, which we propose to realize through our announced merger of equals combination with Anglo American plc, have the potential to unlock value in a capital efficient manner.

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There are several workstreams underway to enhance near-term performance and to ensure the operation can deliver its full potential, which is no longer fully reflected within the current guidance period. This work is focused on four key areas.

Firstly, we continue to believe that design recovery rates of 86– 92% remain achievable, compared to the approximately 82–85% currently assumed in the guidance period. Further geo-metallurgical work is ongoing to support the achievement of this target.

Secondly, we are reviewing opportunities to incorporate higher-grade material in the guidance period through optimization of the revised mining sequence, aligned with the new throughput profile. In any case, we expect grades to increase in years following 2028.

Thirdly, under the revised plan, the 5–10% of throughput optimization previously targeted is no longer fully achieved within the guidance period. However, we remain confident in delivering this improvement over time.

Finally, we intend to review a range of measures to optimize operating costs in light of the revised production profile.

The following contains the key updates relating to operational performance at QB in the third quarter and outlook for the remainder of 2025 and for 2026-2028.

2025 Performance and Outlook

•	Q3 2025 copper production at QB was 39,600 tonnes and sales volumes were 43,900 tonnes. As outlined above, ongoing TMF development has constrained production through 2025 resulting in additional downtime of the concentrator, particularly in Q3 2025, and a reduction in our previously disclosed annual 2025 copper production guidance. September production was 5,800 tonnes, impacted by 20 days of downtime required to raise the tailings dam crest.

•	Our annual 2025 copper production guidance for QB has been updated to 170,000 to 190,000 tonnes, compared to our previously disclosed guidance of 210,000 to 230,000 tonnes. Our previously disclosed annual molybdenum production for QB is unchanged at 1,700 to 2,500 tonnes.

•	The shiploader at QB's port facility is under repair, as previously disclosed, and is expected to return to service in the first quarter of 2026. The outage is not expected to impact production as we have been shipping concentrate through our alternative port arrangements and have maximized shipments to local customers.

•	QB net cash unit costs[1] for 2025 are now expected to be between US$2.65 – $3.00 per pound, compared to our previously disclosed guidance of US$2.25–$2.45 per pound.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

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2026 – 2028 Outlook

•	Production in 2026 will continue to be constrained by TMF development. As noted above, pending further work in achieving design rates, recoveries have also been reduced throughout the guidance period consistent with levels achieved to date.

•	On this basis, our annual 2026 copper production guidance for QB has been updated to 200,000 to 235,000 tonnes, compared to our previously disclosed guidance of 280,000 to 310,000 tonnes. Our annual 2026 molybdenum production guidance for QB has been updated to 2,800 to 3,400 tonnes, compared to our previously disclosed guidance of 6,400 to 7,600 tonnes.

•	While we expect that improvements to sand drainage and dam construction will enable us to transition the TMF to steady-state sand dam construction, if initiatives to improve sand drainage or the mechanical raises of the TMF are not successful in increasing crest height sufficiently to minimize downtime in the concentrator in line with current expectations, production for 2026 and 2027 would be further impacted. Such impacts are not reflected in the annual production guidance in this news release. We expect to have further information on the performance of sand drainage rates in the first quarter of 2026.

•	QB net cash unit costs[1] for 2026 are expected to be between US$2.25–$2.70 per pound, an improvement from our 2025 QB net cash unit cost[1] guidance, noted above, primarily due to an increase in copper and molybdenum production expected in 2026, and further enhanced by the expected return of the QB shiploader to service early in 2026. We will continue working on identifying opportunities to further optimize the cost base.

•	As a result of ongoing TMF development work into 2026, including further mechanical raises of the tailings dam wall, we expect capital expenditures related to the TMF of $420 million in 2026.

•	Optimization of QB, which is expected to add 5-10% of incremental throughput, was previously expected to ramp-up in 2026 and the benefits realized in 2027 and beyond, as reflected in our previously disclosed 2027 and 2028 annual production guidance. As a result of continued TMF development work and related downtime at QB during 2026, the benefits of optimization will no longer be fully achieved in the guidance period, but we remain confident that these benefits will be delivered over time.

•	Consistent with our previous disclosures, debottlenecking the QB plant (increasing throughput to between 165,000 and 185,000 tonnes per day) has not been embedded into guidance as we focus on ramping up the asset. While study work on QB debottlenecking continues, we do not expect to submit a DIA permit application before the end of 2026.

•	On this basis, our annual 2027 copper production for QB is expected to be 240,000 to 275,000 tonnes, compared to our previously disclosed guidance of 280,000 to 310,000. Our annual 2027 molybdenum production for QB is expected to be 4,700 to 5,600 tonnes, compared to our previously disclosed guidance of 7,000 to 8,000 tonnes.

•	Our annual 2028 copper production for QB is expected to be impacted by mining in a lower-grade area of the pit. Grades are anticipated to increase in years beyond 2028, during which we expect to complete the implementation of optimization initiatives to enable an incremental 5–10% improvement in throughput. At the same time, we will continue progressing work towards achieving design recovery rates.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

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•	On this basis, our annual 2028 copper production for QB is expected to be between 220,000 to 255,000 tonnes, compared to our previously disclosed guidance of 270,000 to 300,000 tonnes. Our annual 2028 molybdenum production for QB is expected to be 5,300 to 6,300 tonnes compared to our previously disclosed guidance of 6,000 to 7,000 tonnes

Highland Valley Copper

•	Q3 2025 production at HVC was 28,100 tonnes, which was lower than expected due to lower grades and reduced mill online time as a result of unplanned maintenance. As previously disclosed, we are mining the higher grade Lornex pit as our dominant ore source at HVC. The placement and characterization of the Lornex fault within the pit has varied from our block model, lowering average grades near the fault zone and copper production in Q3 2025. The block model has been reviewed and reconciled, and we expect the Lornex fault will be mined through by Q1 2026.

•	As a result of lower production in Q3 2025, our annual 2025 copper production for HVC is now expected to be between 120,000 and 130,000 tonnes, compared to our previously disclosed guidance of 135,000 to 150,000 tonnes.

•	We expect slightly lower grades in 2026, with higher grade material shifting into 2027. We have also adjusted mine plans for recent and historical performance of mill online time. As a result of these changes, our annual 2026 copper production for HVC is expected to be 115,000 to 135,000 tonnes, compared to our previously disclosed guidance of 130,000 to 150,000 tonnes.

•	Our annual 2027 copper production for HVC is expected to increase to 135,000 to 155,000 tonnes, compared to our previously disclosed guidance of 120,000 to 140,000 tonnes. Our annual 2028 copper production is expected to increase to 100,000 to 120,000 tonnes compared to our previously disclosed guidance of 90,000 to 110,000 tonnes.

Red Dog

•	Strong performance at Red Dog continued in Q3 2025 with zinc in concentrate production of 122,000 tonnes and sales volumes of 272,800 tonnes, higher than our previously disclosed sales guidance of 200,000 to 250,000 tonnes.

•	As a result of strong performance through the end of September 30, 2025, we expect to come in at the high end of our previously disclosed annual 2025 zinc in concentrate production guidance for Red Dog of 430,000 to 470,000 tonnes. Our previously disclosed 2025 annual zinc net cash unit cost[1] guidance is unchanged. We expect sales of zinc in concentrate at Red Dog to be in the range of 125,000 to 140,000 tonnes in the fourth quarter of 2025, reflecting the normal seasonality of Red Dog sales.

•	As previously disclosed, grades at Red Dog are expected to reduce as the operation nears the end of mine life. We are currently mining in the Aqqaluk and Qanaiyaq pits, with the latter expected to be depleted in 2026. Higher than average precipitation events have caused slippage along a known fault in the Aqqaluk pit requiring mining in areas with lower grade, resulting in lower production of zinc in concentrate expected in 2026, 2027 and 2028.

•	Our annual 2026 zinc in concentrate production is expected to be 375,000 to 415,000 tonnes, compared to our previously disclosed guidance of 410,000 tonnes to 460,000 tonnes. Our annual 2027 zinc in concentrate production is expected to be 330,000 to 370,000, compared to our previously disclosed guidance of 365,000 to 400,000 tonnes. Our annual 2028 zinc in concentrate production is expected to be 230,000 to 270,000, compared to our previously disclosed guidance of 290,000 to 320,000 tonnes. Beyond 2028, production is expected to continue at similar levels through the end of mine life in 2032.

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•	The Red Dog Anarraaq and Aktiguiruq Program (AAEP) has several high-quality opportunities that could extend the mine life of Red Dog beyond 2032. The project is currently in the pre-feasibility study stage, and we are progressing the construction of an all-season road to access and drill the deposits, which are critical to the extension of the mine life of Red Dog.

Trail Operations

•	Trail continued to perform in-line with our expectations as outlined in our previously disclosed guidance. Q3 2025 refined zinc production at Trail was 52,600 tonnes.

•	As a result of strong performance through the end of September 30, 2025, we expect to come in at the high end of our previously disclosed annual 2025 refined zinc production guidance of 190,000 to 230,000 tonnes.

•	Our focus at Trail has been on improving its profitability and cash generation, through prioritizing processing of residues over maximizing refined zinc production. Processing residues enables us to reduce concentrate purchases in the low treatment charge environment, improving profitability.

•	Refined zinc production at our Trail Operations is expected to be between 190,000 and 230,000 tonnes in 2026, aligned with expected 2025 production. Our previously disclosed 2026 annual refined zinc production guidance of 260,000 to 300,000 was based on a strategy of maximizing zinc production once residues were processed. We now expect residues to continue to be available for processing through 2026 and we remain focused on continuing to implement a range of initiatives to further improve cash generation and assessing whether residues can be processed for an extended period of time beyond 2026.

•	We assume a return to full production levels of 260,000 to 300,000 tonnes of refined zinc production in 2027 and 2028, consistent with the capacity of our Trail Operations, subject to market conditions and optimizing for value and financial outcomes.

Other Operations

There are no changes to guidance at Carmen de Andacollo and Antamina for 2025-2028.

Guidance

•	Our production guidance for 2025–2028 and our unit cost guidance for 2025–2026 are outlined in the tables below.

•	There have been no changes to our previously disclosed annual 2025 production guidance for Carmen de Andacollo, Antamina, Red Dog or Trail. Annual production guidance for Quebrada Blanca and Highland Valley Copper has been updated for 2025–2028, for Red Dog for 2026–2028, and for Trail for 2026.

•	As a result of lower annual production guidance, our annual 2025 net cash unit costs[1] for our copper segment have increased. There has been no change in our annual 2025 net cash unit costs[1] for our zinc segment.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

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•	Our previously disclosed 2025 annual copper net cash unit cost[1] guidance has been revised to US$2.05 – $2.30 per pound, compared to our previously disclosed guidance of US$1.90–$2.05 per pound.

•	Our 2026 annual copper net cash unit costs[1] are expected to be between US$1.85 – $2.20 per pound. Our 2026 annual zinc net cash unit costs[1] are expected to be between US$0.65 – $0.75 per pound. We intend to review a range of measures to optimize operating costs across our portfolio in light of revised production profiles.

•	As a result of ongoing QB TMF development work into 2026, including further mechanical raises of the tailings dam wall, we expect capital expenditures related to TMF of $420 million in 2026. This is in addition to the $340 million of capital expenditures related to TMF in 2025, previously disclosed.

•	The guidance ranges below reflect our operating plans, which include known risks and uncertainties. Events such as extreme weather, unplanned or extended operational shutdowns and other disruptions could impact actual results beyond these estimates. Our unit costs are calculated based on production guidance volumes and variances from estimated production ranges will impact unit costs. Further details on the assumptions embedded in the production guidance ranges, where changes have been made, are outlined below.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

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Production Guidance

The table below shows our guidance for production for 2025 through 2028 for our principal products.

(Units in 000’s of tonnes)	2025	2026	2027	2028
	Guidance[4]	Guidance[5]	Guidance[6]	Guidance[7]
Principal products
Copper1 2
Quebrada Blanca	170 – 190	200 – 235	240 – 275	220 – 255
Highland Valley Copper	120 – 130	115 – 135	135 – 155	100 – 120
Antamina (22.5%)	80 – 90	95 – 105	85 – 95	80 – 90
Carmen de Andacollo	45 – 55	45 – 55	45 – 55	35 – 45
	415 – 465	455 – 530	505 – 580	435 – 510

Zinc1 2 3
Red Dog	430 – 470	375 – 415	330 – 370	230 – 270
Antamina (22.5%)	95 – 105	55 – 65	35 – 45	45 – 55
	525 – 575	430 – 480	365 – 415	275 – 325
Refined zinc
Trail Operations	190 – 230	190 – 230	260 – 300	260 – 300

Other products
Lead[1]
Red Dog	85 – 105	70 – 90	60 – 80	50 – 65

Molybdenum1 2
Quebrada Blanca	1.7 – 2.5	2.8 – 3.4	4.7 – 5.6	5.3 – 6.3
Highland Valley Copper	1.3 – 1.5	1.5 – 1.8	1.8 – 2.0	3.0 – 3.4
Antamina (22.5%)	0.5 – 0.8	0.7 – 1.0	0.9 – 1.2	0.4 – 0.6
	3.5 – 4.8	5.0 – 6.2	7.4 – 8.8	8.7 – 10.3

Notes:

1.	Metal contained in concentrate.
2.	We include 100% of production from our Quebrada Blanca and Carmen de Andacollo mines in our production volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production from Antamina, representing our proportionate ownership interest.
3.	Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.
4.	Previously disclosed 2025 annual total copper production was 470,000 to 525,000 tonnes. Previously disclosed 2025 annual total molybdenum production was 3,800 to 5,400 tonnes.
5.	Previously disclosed 2026 annual total copper production was 550,000 to 620,000 tonnes. Previously disclosed 2026 annual total zinc in concentrate production was 465,000 to 525,000 tonnes. Previously disclosed 2026 annual refined zinc production was 260,000 to 300,000 tonnes. Previously disclosed 2026 annual total molybdenum production was 9,400 to 11,400 tonnes.
6.	Previously disclosed 2027 annual total copper production was 530,000 to 600,000 tonnes. Previously disclosed 2027 annual total zinc in concentrate production was 400,000 to 445,000 tonnes. Previously disclosed 2027 annual total molybdenum production was 10,600 to 12,400 tonnes.
7.	Previously disclosed 2028 annual total copper production was 475,000 to 545,000 tonnes. Previously disclosed 2028 annual total zinc in concentrate production was 335,000 to 375,000 tonnes. Previously disclosed 2028 annual total molybdenum production was 9,300 to 11,100 tonnes.

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Unit Cost Guidance

	2025	2026
	Guidance	Guidance
Copper[1]
Total cash unit costs[4] (US$/lb)	2.50 – 2.80	2.25 – 2.55
Net cash unit costs3 4 (US$/lb)	2.05 – 2.30	1.85 – 2.20

Zinc[2]
Total cash unit costs[4] (US$/lb)	0.65 – 0.75	0.80 – 0.90
Net cash unit costs3 4 (US$/lb)	0.45 – 0.55	0.65 – 0.75

Notes:

1.	Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2025 assumes a zinc price of US$1.27 per pound, a molybdenum price of US$22.50 per pound, a silver price of US$38 per ounce, a gold price of US$3,350 per ounce, a Canadian/U.S. dollar exchange rate of $1.39 and a Chilean peso/U.S. dollar exchange rate of 950.
2.	Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2025 assumes a lead price of US$0.90 per pound, a silver price of US$38 per ounce and a Canadian/U.S. dollar exchange rate of $1.39. By-products include both by-products and co-products.
3.	After co-product and by-product margins.
4.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Use of Non-GAAP Financial Measures and Ratios

Our annual financial statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). This document refers to a number of non-GAAP financial measures and non-GAAP ratios, which are not measures recognized under IFRS Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS Accounting Standards, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS Accounting Standards. For more information on our use of non-GAAP financial measures and ratios, see the section titled “Use of Non-GAAP Financial Measures and Ratios” in our most recent Management Discussion Analysis, which is available on SEDAR+ (www.sedarplus.ca). Additional information on certain non-GAAP ratios is below.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

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Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization, as these costs are non-cash, and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by- and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Total cash unit costs per pound –Total cash unit costs per pound is a non-GAAP ratio comprised of adjusted cash cost of sales divided by payable pounds sold plus smelter processing charges divided by payable pounds sold.

Net cash unit costs per pound – Net cash unit costs per pound is a non-GAAP ratio comprised of (adjusted cash cost of sales plus smelter processing charges less cash margin for by-products) divided by payable pounds sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted cash cost of sales is a non-GAAP financial measure.

Cash margins for by-products per pound – Cash margins for by-products per pound is a non-GAAP ratio comprised of cash margins for by-products divided by payable pounds sold.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “can”, “could”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “would”, “project”, “predict”, “likely”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our expectations with respect to the comprehensive operations review and QB action plan, including the timing, outcome, and effectiveness thereof and any updates to guidance arising out of such review; our updates to production guidance at QB, HVC, Antamina, Carmen de Andacollo, Red Dog and Trail; our business, assets, and strategy going forward, including with respect to future and ongoing project development; our ability to accelerate and advance QB TMF development, drive operational performance, and achieve steady-state operations and ramp-up targets at QB; our expectations with respect to potential underlying synergies between QB and the adjacent Collahuasi operation; our expectations with respect to the potential of QB, including design, construction and operational capacity; our expectations with respect to ore grades; our expectations that grades will increase in years following 2028 to levels more consistent with the expected average; our ability to identify and implement solutions to enable ramp-up, accelerate and improve sand drainage, strengthen execution, and resolve other constraints on QB production, including the timeline for implementing such solutions; our ability to construct and implement solutions to assist with ultra-fines removal and refine sand placement techniques; our expectations regarding cost,

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timing and completion of TMF development at our QB operations; our expectations that the TMF development will not be a constraint on throughput levels from 2027 onwards; our expectations with respect to de-bottlenecking matters at QB; our expectations with respect to any downtime of the concentrator at QB; our ability to improve our planning, forecasting and reconciliation processes to support operational readiness and enable informed decision-making and risk management; our expectations with respect to the occurrence, timing and length of required maintenance shutdowns and equipment replacement; our expectations with respect our previously issued guidance, including with respect to production, sales, cost, unit cost, capital expenditure, capitalized stripping, operating outlook, and other guidance; our expectations with respect to future 2026 and 2027 production guidance updates; our expectations regarding recovery; and our expectations regarding inflationary pressures and increased key input costs.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions; the outcome of our comprehensive operations review and our ability to implement the QB action plan, including the timing and effectiveness thereof; the operation of QB and our other operations in accordance with our expectations; our ability to advance QB TMF development initiatives as expected and the timing, occurrence and length of any potential maintenance downtime; expectations with respect to the restart of the ship loader at QB and with respect to continued availability of alternative port arrangements; the possibility that our business may not perform as expected or in a manner consistent with historical performance; the supply and demand for, deliveries of, and the level and volatility of prices of copper and zinc and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; our costs of production and our production and productivity levels; our ability to procure equipment and development and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations; engineering and construction timetables and capital costs for our initiatives; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; the outcome of the planning, forecasting and reconciliation processes underway; and that operating, development, and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, the outcome of our comprehensive operations review; risks related to implementing the QB action plan, including the timing and effectiveness thereof; risks related to the operation of QB and our other operations in accordance with our expectations; risks related to our ability to advance QB TMF development initiatives as expected and the timing, occurrence and length of any potential maintenance downtime; the outcome of the planning, forecasting and reconciliation processes underway, including potential impacts on our guidance; TMF development will affect throughput levels in the future; the ability to achieve the closing conditions of the proposed merger with Anglo American plc; the ability to achieve expected synergies between QB and the adjacent Collahuasi operation; the accuracy of geo-metallurgical testing; recovery performance; actual sand drainage; risks related to construction; unexpected risks related to potential downtime; risks related to the restart of the ship loader at QB and with respect to continued availability of alternative port arrangements; risks related to business performance as expected or in a manner consistent with historical performance; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); the actual grades of materials; operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment); unplanned or extended operational shutdowns; adverse weather conditions; unanticipated risks related to ongoing TMF development activities; risks related to general business, economic and market conditions; and unanticipated events related to health, safety and environmental matters.

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We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2024 filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Webcast

Teck will host an Investor Conference Call to discuss this guidance update at 8:00 AM Eastern time, 5:00 AM Pacific time, on October 8, 2025.

Listen-Only Webcast: here

Dial In for Investor & Analyst Q&A:

1.647.846.8877 International

1.833.752.3828 Toll Free (Canada/US)

Quote “Teck”, to join the call

Alternate, pre-register to attend the call at: registration link.

An archive of the webcast will be available at www.teck.com within 24 hours.

About Teck
Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Emma Chapman

Vice President, Investor Relations

+44.207.509.6576

emma.chapman@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com

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